Exhibit 4

Privileged and Confidential

Share purchase agreement

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made on January 21, 2026 by and among:

(1)	Each of the Persons listed on Schedule 1 (each, a “Seller”, together the “Sellers”);

(2)	Mericorn Company Limited, a company incorporated under the Laws of the British Virgin Islands (the “Company”); and

(3)	Power Partner Capital Limited, a private company incorporated under the Laws of Hong Kong (the “Buyer”).

Each of the parties to this Agreement is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

(A)	As of the date hereof, the Sellers are the registered and beneficial owners of an aggregate of 9,999 ordinary shares of the Company, representing 99.99% of the entire issued and outstanding share capital of the Company;

(B)	As of the date hereof, the Company is the registered and beneficial owner of 10,000,000 ordinary shares of MGRT (the “Target Shares”), representing 72.73% of the total issued and outstanding share capital of MGRT;

(C)	The Sellers desire to transfer certain number of shares of the Company to the Buyer, and the Buyer desires to purchase such shares from the Sellers, subject to the terms and conditions set forth herein (the “Proposed Transfer”);

(D)	The Buyer and CHOO WAI HANG (ID Number: ) entered into a share purchase agreement on December 8, 2025 (the “Choo SPA”), pursuant to which the Buyer has purchased 1 ordinary share of the Company from CHOO WAI HANG; and

(E)	The Parties entered into a deposit agreement on September 30, 2025 (the “Deposit Agreement”), pursuant to which the Buyer paid an amount of US$1,605,000 as the deposit (the “Deposit”) to the Sellers’ designated bank account for the Proposed Transfer, which Deposit, subject to the terms and conditions hereunder, shall be applied towards the Purchase Price payable by the Buyer at the Closing.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

Section 1
DEFINITIONS AND INTERPRETATIONs

1.1	Definitions.

(a)	The following terms shall have the meanings ascribed to them below:

“Affiliate” means with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person, and (a) with respect to an individual, shall include such Person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, (b) with respect to any Person that is an investment fund or account (or a subsidiary of any such investment fund or account), any other investment fund or account (or a subsidiary of any such investment fund or account) managed by the investment manager of such investment fund or account (or, if such Person is a subsidiary of an investment fund or account, the investment fund or account of which such Person is a subsidiary) and any Person who succeeds such manager as the manager of such investment fund or account, as applicable.

“Applicable AML Laws” means any Laws prohibiting money laundering, including attempting to conceal or disguise the identity of illegally obtained proceeds, of any jurisdiction in which any party to this Agreement conducts business.

“Applicable Trade Laws” means all Laws applying to any party to this Agreement regarding the Office of Foreign Assets Control of the U.S. Department of Treasury (OFAC) regulations, import and export laws and regulations, including economic and financial sanctions, export controls, anti-boycott and customs laws.

“Business Day” means any day (excluding Saturdays, Sundays and public holidays) on which licensed banks in New York, Hong Kong, the Cayman Islands and the British Virgin Islands are generally open for business.

“Closing Date” means the date of the Closing.

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management or policies of such Person, directly or indirectly, whether through the ownership of voting Equity Securities, by contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes (on an as-converted basis) entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors or similar governing body of such Person the term “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

“Equity Securities” means, with respect to any Person that is a legal entity, any and all of the shares, share capital, registered capital, ownership interests, membership interests, partnership interests, units, profit interests, or equity interests of such Person, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to subscribe for, acquire or purchase any of the foregoing, or any other security or instrument convertible into or exercisable or exchangeable for any of the foregoing, or any equity appreciation, phantom equity, equity plans or similar rights with respect to such Person, or any contract of any kind for the purchase or acquisition from such Person of any of the foregoing, either directly or indirectly.

“Governmental Authority” means any federation, nation, state, sovereign or government, any federal, supranational, regional, provincial, state, local or municipal political subdivision, any governmental or administrative body, instrumentality, department or agency, or stock exchange or any court, administrative hearing body, arbitrator, commission or other similar dispute resolving panel or body, and any other entity exercising executive, legislative, judicial, regulatory or administrative functions of a government, in each case having competent jurisdiction, including any government authority, agency, department, board, commission or instrumentality of Hong Kong, the Cayman Islands, the British Virgin Island, the United States of America or any other country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization.

“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority.

“Group Companies” means, collectively, the Company and its Controlled subsidiaries (for the avoidance of doubt, including MGRT), including any Controlled subsidiaries to be established or acquired after the date hereof, and a “Group Company” means any of them.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Indemnifiable Losses” means any direct losses, claims, damages, liabilities, judgments, fines, obligations, expenses and liabilities of any kind or nature whatsoever, including but not limited to any investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any pending or threatened legal action or proceeding, and any Taxes that may be payable by any Person by reason of the indemnification of any indemnifiable loss under this Agreement.

“Laws” means all applicable provisions of all (a) constitutions, treaties, statutes, laws (including common law and equity), rules, regulations, ordinances or codes of any Governmental Authority, and (b) the Governmental Orders.

“Material Adverse Effect” means any material adverse effect on the business, operations, assets, financial condition or prospects of the Group Companies, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements or instruments to be entered into in connection herewith.

“MGRT” means Mega Fortune Company Limited, an exempted company incorporated under the Laws of the Cayman Islands with its shares listed on The Nasdaq Capital Market (ticker: MGRT).

“Person” means a natural person, partnership, company, body corporate, association, organization, government, state, foundation, trust or any entity (in each case whether or not having separate legal personality).

“Tax” or “Taxes” means: (a) any charge, tax, duty, levy, impost and withholding having the character of taxation wherever chargeable, imposed by or for support of national, state, federal, cantonal, municipal or local government or any other Governmental Authority, including but not limited to tax on gross or net income, profits or gains, taxes on receipts, sales, use, land use, occupation, franchise, transfer, value added and personal property taxes, but not including deferred taxation; and (b) any penalty, fine, surcharge, interest, charges or additions to taxation payable in relation to any taxation within paragraph (a) above.

“US$” or “US Dollar” means the legal currency of the United States of America.

“Warrantor Representative” means TAM TAK SENG (ID Number:           ).

“Warrantors” means, collectively, the Sellers and the Company.

(b)	The following terms shall have meanings defined for such terms in the Sections set forth below:

Term	Section
Agreement	Preamble
Arbitration Notice	Section 11.2
Buyer	Preamble
Choo SPA	Recitals
Company	Preamble
Company Shares	Section 4.5
Closing	Section 3.1
Confidential Information	Section 9.1
Deposit	Recitals
Deposit Agreement	Recitals
Dispute	Section 11.2
Encumbrances	Section 4.5
HKIAC	Section 11.2
HKIAC Arbitration Rules	Section 11.2
Long-Stop Date	Section 3.1
MGRT Shares	Section 4.6
Party/Parties	Preamble
Proposed Transfer	Recitals
Purchase Price	Section 2.1
Purchased Shares	Section 2.1
Selection Period	Section 11.2
Seller/Sellers	Preamble
Target Shares	Recitals

1.2	Interpretation.

(a)	The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless otherwise expressly provided herein, all references to Sections, Schedules, Exhibits and Annex herein are to Sections, Schedules, Exhibits and Annex of this Agreement. The words “hereof,” “hereunder” and “hereto,” and words of like import, unless the context requires otherwise, refer to this Agreement as a whole and not to any particular Section hereof or Annex or Schedule hereto. References to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time.

(b)	“Include,” “including,” “are inclusive of” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”

(c)	The phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other legal arrangements, and “direct or indirect” has the correlative meaning.

(d)	Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.

(e)	References in this Agreement to any Person having a “right” shall not connote any corresponding obligation.

(f)	A reference to any “Person” shall, where the context permits, include such Person’s executors, administrators, legal representatives and permitted successors and assignors.

(g)	Except as otherwise provided, (i) if a period of time is specified and dates from a given day or the day of a given act or event, such period shall be calculated exclusive of that day and a time of day is a reference to the time of Hong Kong; and (ii) if the day on or by which something must be done is not a Business Day, that thing must be done on or by the Business Day immediately following such day.

(h)	References to writing and written include any mode of reproducing words in a legible and non-transitory form including emails and faxes.

(i)	This Agreement shall be construed according to its fair language. The titles of the Sections and the subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

(j)	Reference to a statute or statutory provision includes a reference to it as from time to time amended, extended or re-enacted (with or without modifications).

Section 2
SALE AND PURCHASE

2.1	Upon the terms and subject to the conditions of this Agreement, the Buyer agrees to purchase from the Sellers, and the Sellers, severally and jointly, agree to sell to the Buyer, the number of the Equity Securities of the Company as set forth opposite each Seller’s name on Schedule 1 (the “Purchased Shares”) at a per share purchase price and total purchase price as set forth opposite such Seller’s name on Schedule 1 (the “Purchase Price”). The Parties acknowledge and agree that, except as otherwise agreed in writing by the Buyer, (a) the sale of the Purchased Shares shall be on an “all or nothing” basis, (b) none of the Sellers shall have the right to exclude any portion of the Purchased Shares from the transaction contemplated herein, and (iii) any termination of this Agreement shall constitute a termination of this Agreement as to all of the Purchased Shares.

Section 3

CLOSING

3.1	The completion of the Proposed Transfer pursuant to the terms hereunder (the “Closing”) shall take place remotely via the exchange of documents and signatures within two (2) Business Days (but in any event no later than January 31, 2026 or such later date as the Buyer may agree, the “Long-Stop Date”), after all closing conditions as set forth in Section 3.2 and Section 3.3 (except for such closing conditions that will be satisfied at the Closing, but nonetheless subject to the satisfaction or waiver thereof at the Closing) have been satisfied or waived, or at such other time or place as the Parties may mutually agree. For the avoidance of doubt, the Closing of the transactions contemplated herein shall be deemed to have occurred simultaneously and on a concurrent basis, and each of such transactions are inter-conditional on the others taking place.

3.2	The obligation of the Buyer to consummate the Closing with the Sellers is subject to the satisfaction or waiver in writing by the Buyer of the following conditions at or prior to the Closing:

(a)	The representations and warranties of the Warrantors contained in Section 4 (i) that are qualified by materiality shall be true and accurate in all respects, and (ii) that are not qualified by materiality shall be true and accurate in all material respects, in each case, at and as of the Closing Date as if made at and as of such date, except in either case for those representations and warranties that address matters only as of a particular date, which shall have been true and accurate as of such particular date;

(b)	Each Warrantor shall (i) have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing in all material aspects and (ii) have obtained any and all consents, permits, approvals, registrations and waivers necessary or appropriate in connection with the sale of the Purchased Shares contemplated herein;

(c)	Each Seller shall have performed and complied with all agreements, obligations and conditions contained in the Deposit Agreement that are required to be performed or complied with by it on or before the Closing in all material aspects;

(d)	The Company shall have provided (i) a copy of the updated register of members of the Company, certified by the registered agent of the Company as at the Closing Date reflecting the purchase of the Purchased Shares by the Buyer, and (ii) a copy of the duly executed share certificate(s) issued on the Closing Date indicating the name of the Buyer as the holder of the Purchased Shares purchased by the Buyer from the Sellers, to the Buyer;

(e)	The Warrantors shall have caused each Person who is a director of MGRT to have duly executed a resignation letter for resigning as the director of MGRT, in each case effective as of the Closing Date;

(f)	The Warrantors shall have caused MGRT to provide a copy of the updated register of directors of MGRT, certified by the registered agent of MGRT, evidencing the appointment of the directors appointed by the Buyer on or prior to the Closing Date to MGRT;

(g)	Since the date of the Deposit Agreement and until and including the Closing, there shall have been no Material Adverse Effect;

(h)	No litigation, action, suit, investigation, or proceeding shall be pending or threatened which (i) challenges the legality of, or seeks to restrain, prohibit, or materially modify the transactions contemplated by this Agreement, or (ii) could otherwise prevent or delay the performance by any Seller of its obligations hereunder; and

(i)	The shares of MGRT shall continue to be duly listed and in good standing on The Nasdaq Capital Market. No suspension or delisting proceedings shall have been commenced by MGRT or by Nasdaq against MGRT, and no such proceedings shall be pending or threatened as of the Closing Date.

3.3	The obligation of the Sellers, severally and jointly, to consummate the Closing is subject to the satisfaction or waiver in writing by the Warrantor Representative of the following conditions at or prior to the Closing:

(a)	The representations and warranties of the Buyer contained in Section 5: (i) that are qualified by materiality shall be true and accurate in all respects, and (ii) that are not qualified by materiality shall be true and accurate in all material respects, in each case, at and as of the Closing Date as if made at and as of such date, except in either case for those representations and warranties that address matters only as of a particular date, which shall have been true and accurate as of such particular date; and

(b)	The Buyer shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing in all material aspects.

3.4	At the Closing, the Warrantor Representative shall deliver or cause to be delivered to the Buyer:

(a)	the documents as provided in Section 3.2;

(b)	duly executed transfer instruments in respect of the Purchased Shares by each Seller, dated as of the Closing Date; and

(c)	a closing certificate, the form of which is attached hereto as Exhibit 1-1, confirming that all conditions precedent set out in Section 3.2 have been satisfied in their entirety.

3.5	At the Closing, the Buyer shall deliver or cause to be delivered to the Warrantor Representative:

(a)	a copy of the irrevocable wiring instruction evidencing its payment of the Purchase Price (less the amount of the Deposit already paid by the Buyer) by wire transfer of immediately available funds in US Dollars to the Sellers’ designated bank account set forth in Schedule 2;

(b)	duly executed transfer instruments in respect of the Purchased Shares by the Buyer, dated as of the Closing Date; and

(c)	a closing certificate, the form of which is attached hereto as Exhibit 1-2, confirming that all conditions precedent set out in Section 3.3 have been satisfied in their entirety.

3.6	The Parties shall use all reasonable efforts to ensure that the conditions set forth in Section 3.2 and Section 3.3 shall be fulfilled as soon as reasonably practicable after the date of this Agreement.

Section 4
WARRANTIES AND REPRESENTATIONS
OF WARRANTORS

The Warrantors, severally and jointly, represent and warrant to the Buyer as of the date hereof and as of the Closing Date that:

4.1	Each of the Warrantors (to the extent that such Person is not an individual Person) is duly organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under, and by virtue of, the Laws of the place of its incorporation and has all requisite power and authority to own its properties and assets and to carry on its business as now conducted, and to perform its obligations under this Agreement. Each of the Warrantors that is an individual Person has full legal capacity and has the absolute right, power, and authority to execute, deliver, and perform his/her obligations under this Agreement.

4.2	Each of the Warrantors has all requisite power and authority to execute and deliver this Agreement and to carry out and perform its obligations hereunder. All corporate actions on the part of the Warrantors, as applicable, and the performance of all obligations of the Warrantors hereunder have been taken or will be taken prior to the Closing. This Agreement, when executed and delivered, constitutes valid and legally binding obligations of each Warrantor, enforceable against it in accordance with its terms.

4.3	The execution, delivery and performance by any Warrantor of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority.

4.4	The execution, delivery and performance by any Warrantor of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in any breach of its charter documents, other organizational documents, or any agreement, instrument, order, judgment, decree, Law or governmental regulation to which such Warrantor is subject.

4.5	The entire issued and outstanding share capital of the Company consists of 10,000 ordinary shares (the “Company Shares”), which have been duly and validly issued, fully paid-up, and are non-assessable and free and clear of any and all liens, encumbrances, pledges, charges, options, pre-emptive rights, rights of first refusal, equities, claims, third-party rights, or other restrictions or limitations of any kind whatsoever (collectively, “Encumbrances”). Except for the Company Shares, there are no other Equity Securities of the Company. Immediately prior to the Closing, the registered and beneficial holders of the Company Shares are as follows: (a) the Sellers collectively hold 9,999 ordinary shares; and (b) the Buyer holds 1 ordinary share. Save for the foregoing Persons, there are no other registered or beneficial owners of any Equity Securities of the Company. The issuance and subscription for all of the Company’s Equity Securities were effected in material compliance with all applicable laws, the Company’s constitutional documents (including its memorandum and articles of association), and any agreements to which the Company is a party. No past or present shareholder has any claim against the Company for any reason in connection with the issuance or ownership of any Equity Securities of the Company. Upon consummation of the Closing, the Buyer will directly hold 100% of the entire issued and outstanding Equity Securities of the Company.

4.6	The entire issued and outstanding share capital of MGRT consists of 13,750,000 ordinary shares (the “MGRT Shares”), which have been duly and validly issued, fully paid-up, and are non-assessable and free and clear of all Encumbrances. Except for the MGRT Shares, there are no other Equity Securities of MGRT. The Company is the record and beneficial owner of the Target Shares and has good, valid and complete title to the Target Shares, which represents 72.73% of issued and outstanding Equity Securities of MGRT. The issuance and subscription for all of the MGRT’s Equity Securities were effected in material compliance with all applicable laws, MGRT’s constitutional documents (including its memorandum and articles of association), and any agreements to which MGRT is a party. No past or present shareholder has any claim against MGRT for any reason in connection with the issuance or ownership of any Equity Securities of MGRT. Upon consummation of the Closing, the Buyer will indirectly hold 10,000,000 ordinary shares of MGRT, plus any additional ordinary shares of MGRT acquired by the Buyer through open market transactions prior to the Closing (if any).

4.7	Except for the ownership of the Equity Securities of MGRT, the Company has never conducted any other business, incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise), or entered into any contracts or arrangements. There are no outstanding or pending commitments or plans of the Company to do any of the foregoing.

4.8	Each Warrantor has complied with all applicable Laws in all material respects. Further, each Warrantor will not directly or indirectly use the proceeds from the Buyer, or lend, contribute or otherwise make available such proceeds to any person for the purpose of funding or facilitating any activities or business of or with any person towards any sales or operations in Cuba, Iran, Libya, Syria, Sudan, the Democratic People’s Republic of Korea, Crimea (a territory within Ukraine annexed by the Russian Federation), the Russian Federation, or any other country or person sanctioned by OFAC from time to time, or otherwise in violation of any Applicable AML Laws or Applicable Trade Laws in any material respect.

4.9	There is no action, suit, investigation or proceeding pending against, or threatened against or affecting, any Warrantor or any of their respective business and properties before any arbitrator or any Governmental Authority. No injunction, writ, temporary restraining order, decree or any order of any nature has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution, delivery or performance of this Agreement.

4.10	Since the date of the Deposit Agreement, there has not been any action taken by the any Group Company that, if taken during the period from the date hereof through the Closing Date without the Buyer’s prior written consent, would constitute a breach of Section 7.2.

4.11	There are no undisclosed liabilities of any Group Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in liabilities that have not been disclosed to the Buyer in writing.

4.12	No representation or warranty made by any Warrantor in this Agreement and no information or material provided by any Warrantor to the Buyer in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements therein not misleading in light of the circumstances in which they are made.

Section 5
WARRANTIES AND REPRESENTATIONS
OF BUYER

The Buyer represents and warrants to each of the Sellers as of the date hereof and as of the Closing Date that:

5.1	It is duly organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under, and by virtue of, the Laws of the place of its incorporation and has all requisite power and authority to own its properties and assets and to carry on its business as now conducted, and to perform its obligations under this Agreement.

5.2	The execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated hereby are within its corporate powers and have been or will be duly authorized by all necessary corporate actions on its part prior to the applicable Closing. This Agreement, when executed and delivered, constitutes valid and legally binding obligations of it, enforceable against it in accordance with its terms to the extent that it is a party thereto.

5.3	To the actual knowledge of the Buyer, the execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority.

5.4	The execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate its charter documents, or (ii) violate any applicable Law.

Section 6
INDEMNIFICATION

6.1	The Warrantors hereby agree to, severally and jointly, indemnify and hold harmless the Buyer and its Affiliates and their respective representatives, from and against any and all Indemnifiable Losses incurred by such party, as a result of, or based upon or arising from any breach of any of the representations or warranties made under Section 4 and other any other agreements and covenants contained in this Agreement. The representations and warranties contained in Section 4 shall survive for twenty-four (24) months as from the Closing Date; provided that the representations and warranties contained in Sections 4.1 to 4.6 shall survive indefinitely.

Section 7
covenants and other agreements

7.1	Within five (5) Business Days after the Closing, the Company shall, and other Warrantors shall cause the Company to, deliver to the Buyer the original of the duly executed share certificate(s) of the Company issued to the Buyer under Section 3.2(d).

7.2	Each of the Warrantors agrees and covenants that, from the date of this Agreement until the Closing, except as required by applicable Law or as contemplated or permitted by this Agreement, the business of the Group Companies shall only be conducted in the ordinary course of business and consistent with past practice, as a going concern and in compliance with applicable Laws. Further, from the date hereof until the Closing Date, except as contemplated by this Agreement or otherwise consented by the Buyer in writing in advance, the Warrantors shall cause each of the Group Companies not to:

(a)	amend its charter documents;

(b)	issue, sell or authorize the issuance or sale of its Equity Securities; reclassify, repurchase, redeem, spit, cancel its Equity Securities or otherwise change its capitalization;

(c)	declare, set aside, authorize or pay any dividend or other distribution (including by way of redemption, repurchase or otherwise) by any Group Company to its shareholders in cash or property;

(d)	incur any loan or any other indebtedness from banks or any other Person, except for indebtedness incurred in the ordinary course of business and in compliance with past practice;

(e)	create any Encumbrance on any undertaking, properties, assets or rights of any Group Company, except for Encumbrances created in the ordinary course of business and in compliance with past practice;

(f)	provide or advance any loans or lines or credits to any Person, except for any loans or credits provided or advanced in the ordinary course of business and in compliance with past practice and such loans or credits not exceeding US$100,000;

(g)	establish any subsidiary, joint venture, branch, liaison office or similar entities;

(h)	invest in any other Person, or otherwise acquire any Equity Securities, business, undertaking, assets, intellectual properties, or goodwill of any other Person, except for those conducted in the ordinary course of business and in compliance with past practice;

(i)	sell, lease, license or otherwise dispose of any business, undertaking, assets, intellectual properties, goodwill of any Group Company;

(j)	initiate, settle, or offer or propose to settle, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against any Group Company, or (B) any litigation, investigation, arbitration, proceeding or other claim that relates to this Agreement; and

(k)	any agreement, commitment or undertaking to do any of the foregoing.

7.3	From the date hereof until the Closing, the Warrantor Representative shall promptly notify the Buyer of:

(a)	any notice or other communication (written or oral) from any Person alleging the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)	any notice or other communication (written or oral) from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)	any action, suit, claim, investigation or proceeding commenced that relates to the consummation of the transactions contemplated by this Agreement;

(d)	any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 3.2 and Section 3.3 not to be satisfied;

(e)	any failure of the Warrantors to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder; and

(f)	any written or oral communication from Nasdaq (A) stating its intention to suspend, delist, or initiate a review or proceeding that could lead to the suspension or delisting of MGRT, or (B) identifying any non-compliance with the Nasdaq Rules in connection with MGRT.

provided, however, that the delivery of any notice pursuant to this Section 7.3 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

7.4	Upon and from the Closing, the Buyer shall have the right to appoint all directors to the board of directors of MGRT, and the Warrantors shall cause each incumbent director of MGRT holding office prior to the Closing to, with effect from the Closing, resign from his/her position as a director of MGRT and from all related positions (including any committee appointments) held in MGRT. The Warrantors shall take all necessary actions to give effect to such resignations and the appointment of the directors designated by the Buyer.

7.5	Each Seller hereby covenants and agrees that, from the date hereof until the earlier of (i) the Closing, or (ii) the termination of this Agreement, such Seller shall not, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant for the sale of, lend, or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any Equity Securities of the Company or other securities convertible into or exchangeable or exercisable for such Equity Securities or derivatives thereof that are owned by such Seller, whether owned prior to the date hereof or acquired hereafter with any person other than the Buyer, and such Seller shall not discuss or negotiate any arrangement in connection with or for the purposes of the foregoing activities.

Section 8
NO PARTNERSHIP and arrangEment for orginal business

8.1	None of the provisions of this Agreement shall be deemed to constitute a partnership among the Parties and no Party has authority to bind any other Party in any way.

8.2	Following the Closing, QBS System Limited as an indirect subsidiary of the Company shall cooperate with the Buyer and timely provide all relevant materials and information necessary for the preparation and submission of financial reports in accordance with the applicable laws and the requirements of the NASDAQ. The Buyer shall not interfere with, or exercise any control over, the day-to-day operations of QBS System Limited or its related bank accounts to the extent legally permissible provided that the Sellers and QBS System Limited comply with all the terms and conditions of this Agreement.

Section 9
CONFIDENTIALITY AND NON DISCLOSURE

9.1	The terms and conditions of this Agreement, including its existence and the Parties, and the information concerning the Parties or their respective Affiliates (collectively, the “Confidential Information”) shall be considered confidential information of such Party. Each Party shall not disclose any Confidential Information of any other Party to any other third party except that (a) each Party, as appropriate, may disclose any of the Confidential Information to its shareholders, general partners, existing and prospective limited partners, banks, financing sources, fund managers, directors, employees, accountants and attorneys, in each case on a need-to-know basis who are subject to confidentiality restrictions substantially similar to the confidentiality restrictions herein; and (b) if any Party is requested by any Governmental Authority or becomes legally compelled (including without limitation, pursuant to securities Laws, the listing rules and the regulations) to disclose the existence or content of any of the Confidential Information in contravention of the provisions of this Section 9, such Party shall promptly provide each other Party with written notice of that fact so that such other Party may seek a protective order, confidential treatment or other appropriate remedy and in any event shall furnish only that portion of the information that is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such information.

9.2	No announcement regarding the Proposed Transfer contemplated hereby or any Confidential Information of any other Party hereto shall be made by a Party in a press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise to the general public without the prior written consent from each other Party.

Section 10

TERMINATION

10.1	This Agreement may be terminated in part or in its entirety at any time prior to the Closing (a) by mutual agreement of the Buyer and the Warrantor Representative, or (b) by Buyer by delivery of a written notice to the Warrantor Representative if the Closing has not occurred by the Long-Stop Date.

10.2	If the Closing fails to occur primarily for any reason not caused by the Buyer, or if the this Agreement is terminated prior to the Closing, the Sellers shall, jointly and severally, be obligated to refund to the Buyer within two (2) business days following the earlier of (a) the date on which the Closing was scheduled to occur but did not occur, or (b) the date of termination of this Agreement, the full amount of the Deposit, along with interest accrued thereon at a rate of ten percent (10%) per annum from the date of actual receipt by the Sellers’ designated bank account until the date of actual repayment.

10.3	If the Closing fails to occur solely for the reason caused by the Buyer, the Sellers are entitled to an amount equal to the result of (i) the Deposit, multiplied by (ii) a rate of ten percent (10%) per annum from the payment date of Deposit until the date on which the Closing was scheduled to occur but did not occur. The Sellers may deduct such amount from the Deposit and shall, jointly and severally, return the remaining balance of the Deposit to the Buyer within two (2) business days following the date on which the Closing was scheduled to occur but did not occur.

10.4	If this Agreement is terminated in accordance with Section 10.1, it shall become void and of no further force and effect, except for Section 9 (Confidentiality and Non Disclosure), Section 11 (Governing Law and Dispute Resolution) and Section 12 (Miscellaneous); provided that such termination shall not release any Party from any liability that has already accrued as of the effective date of such termination, and shall not constitute a waiver or release of, or otherwise be deemed to prejudice or adversely affect, any rights, remedies or claims, whether for damages or otherwise, which a Party may have under this Agreement or applicable Laws or which may arise out of or in connection with such termination.

Section 11
GOVERNING LAW AND DISPUTE RESOLUTION

11.1	This Agreement shall be governed by and construed under the Laws of Hong Kong, without regard to principles of conflict of Laws thereunder.

11.2	Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be submitted to arbitration upon the request of any Party with notice (the “Arbitration Notice”) to any other Party. The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Arbitration Rules”) in force at the time when the Arbitration Notice is submitted. There shall be three (3) arbitrators. The complainant and the respondent to such Dispute shall each select one arbitrator within twenty (20) days after the date of the Arbitration Notice (the “Selection Period”). Such arbitrators shall be freely selected, and the Parties shall not be limited in their selection to any prescribed list. The chairman of the HKIAC shall select the third arbitrator who shall serve as the presiding arbitrator. If either Party to the arbitration fails to appoint an arbitrator within the Selection Period, the relevant appointment shall be made by the chairman of the HKIAC. The arbitral proceedings shall be conducted in English. The seat of arbitration is Hong Kong. To the extent that the HKIAC Arbitration Rules are in conflict with the provisions of this Section 11.2, including the provisions concerning the appointment of the arbitrators, this Section 11.2 shall prevail. Each Party to the arbitration shall cooperate with each other Party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other Party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such Party. The award of the arbitral tribunal shall be final and binding upon the Parties thereto, and the prevailing Party may apply to a court of competent jurisdiction for enforcement of such award. The arbitral tribunal shall decide any Dispute submitted by the Party(ies) to the arbitration strictly in accordance with the substantive Laws of Hong Kong (without regard to principles of Laws thereunder) and shall not apply any other substantive Law. Any Party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal. During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

Section 12
miscellaneous

12.1	Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties whose rights or obligations hereunder are affected by such terms and conditions. This Agreement and the rights and obligations of any Party hereunder shall not be assigned without the written consent of each other Party, provided that the Buyer shall have the right to assign the rights and obligations hereunder to any of its Affiliates. Except as otherwise provided herein and other than the successors and assigns of a Party hereto, the Parties do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong), by any Person who is not a Party to this Agreement.

12.2	Entire Agreement. This Agreement, the Deposit Agreement, the Choo SPA and the schedules, exhibits and annex hereto and thereto, constitute the entire understanding and agreement among the Parties with regard to the subjects hereof and thereof and supersedes any and all of the prior negotiations, correspondence, agreements, understandings, duties or obligations among the Parties in respect of the subject matter hereof.

12.3	Notices. Any notice required or permitted by this Agreement shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, electronic mail or similar means to the address of the relevant Party as shown on Schedule 3 (or at such other address as such Party may designate by ten (10) Business Days’ advance written notice to each other Party given in accordance with this Section). Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through a recognized courier a letter containing the notice, with a written confirmation of delivery, and to have been effected at the earlier of (a) delivery (or when delivery is refused) and (b) expiration of two (2) Business Days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected when sent if such day is a Business Day and if sent during normal business hours of the recipient, or otherwise on the next Business Day.

12.4	Effectiveness, Amendments and Waivers. This Agreement shall become effective on the first date written above upon due execution by the Parties. Any term of this Agreement may be amended with the written consent of the Buyer and the Warrantor Representative. Any amendment effected in accordance with this paragraph shall be binding upon each of the Parties.

12.5	Taxes and Expenses. The Parties shall be liable for its own Taxes in accordance with the applicable Laws. Each of the Parties shall be liable for its own costs and expenses incurred in connection with the negotiation, preparation and execution of this Agreement and any transaction contemplated hereunder.

12.6	Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If, however, any provision of this Agreement shall be invalid, illegal, or unenforceable under any such applicable Law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such Law, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Agreement, or the validity, legality, or enforceability of such provision in any other jurisdiction.

12.7	Remedies. Without prejudice to any other rights or remedies that a Party may have under this Agreement, each Party acknowledges and agrees that the damages alone would not be an adequate remedy for any breach of the terms of this Agreement. Accordingly, any Party shall be entitled to seek the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of this Agreement.

12.8	No Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof will not be deemed a waiver of such term, covenant, or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right, power or remedy hereunder at any one or more times be deemed a waiver or relinquishment of such right, power or remedy at any other time or times.

12.9	Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Law or otherwise afforded to any Party, shall be cumulative and not alternative.

12.10	No Presumption. The Parties acknowledge that each Party has been represented by counsel in connection with this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it, has no application and is expressly waived. If any claim is made by a Party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any Party or its counsel.

12.11	Warrantor Representative. Each Warrantor hereby irrevocably nominates, constitutes and appoints the Warrantor Representative as his or her agent and true lawful attorney in fact, with full power of substitution, to act in the name, place and stead of such Warrantor for purposes of executing any documents and taking any actions that the Warrantor Representative may, in his sole discretion, determine to be necessary, desirable or appropriate in connection with the Warrantor Representative’s duties and obligations under this Agreement. Each Warrantor hereby grants to the Warrantor Representative full authority to execute, deliver, acknowledge, certify and file on behalf of such Warrantor (in the name of any or all of the Warrantors or otherwise) any and all documents that the Warrantor Representative may, in his sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Warrantor Representative may, in his sole discretion, determine to be appropriate, in performing his duties as contemplated by this Agreement, including any amendment to or waiver of any term of this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, (a) the Buyer and the Buyer’s representatives shall be entitled to deal exclusively with the Warrantor Representative on all matters relating to all matters relating to any claim for indemnification, compensation or reimbursement under Section 6; and (b) the Buyer and the Buyer’s representatives shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Warrantor by the Warrantor Representative, and on any other action taken or purported to be taken on behalf of any Warrantor by the Warrantor Representative, as fully binding upon such Warrantor. Each Warrantor recognizes and intends that the power of attorney granted in this Section 12.11 is coupled with an interest and is irrevocable and shall survive the death, incapacity, dissolution, liquidation or winding up of each Warrantor. If the Warrantor Representative resigns or is otherwise unable to fulfill his responsibilities hereunder, including, in the event the Warrantor Representative dies or is disabled, the Warrantors shall within ten (10) days after such resignation, inability, death, or disability, appoint a successor to the Warrantor Representative (who shall be reasonably satisfactory to the Buyer) and immediately thereafter notify the Buyer of the identity of such successor. Any such successor shall succeed the Warrantor Representative as the Warrantor Representative hereunder. If for any reason there is no Warrantor Representative at any time, all references herein to the Warrantor Representative shall be deemed to refer to the Warrantors. Any decision, act, omission, consent or instruction of the Warrantor Representative in accordance with this Agreement shall constitute a decision of all Warrantors and shall be final, binding and conclusive upon each Warrantor and such Warrantor’s successors as if expressly confirmed and ratified in writing by such Warrantor, and all defenses which may be available to any Warrantor to contest, negate or disaffirm the action of the Warrantor Representative taken in good faith under this Agreement are waived, and the Buyer may rely upon any decision, act, omission, consent or instruction of the Warrantor Representative as being the decision, act, omission, consent or instruction of each Warrantor. The Buyer is hereby relieved from any liability to any Person for any acts done by the Buyer in accordance with any such decision, act, omission, consent or instruction of the Warrantor Representative.

12.12	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.

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IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

IP TSZ YING

/s/ IP TSZ YING

[Signature Page to Share Purchase Agreement – Mericorn Company Limited]

IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

TIN SZE WAI

/s/ TIN SZE WAI

[Signature Page to Share Purchase Agreement – Mericorn Company Limited]

IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

TAM TAK SENG

/s/ TAM TAK SENG

[Signature Page to Share Purchase Agreement – Mericorn Company Limited]

IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

WONG KA KI

/s/ WONG KA KI

[Signature Page to Share Purchase Agreement – Mericorn Company Limited]

IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Mericorn Company Limited

By:	/s/ LAI Long Wai
Name:	LAI Long Wai
Title:	Authorized Representative

[Signature Page to Share Purchase Agreement – Mericorn Company Limited]

IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Power Partner Capital Limited

By:	/s/ LIN Xiaodong
Name:	LIN Xiaodong
Title:	Authorized Representative

[Signature Page to Share Purchase Agreement – Mericorn Company Limited]

SCHEDULE 1
LIST OF SELLERS

Name of Sellers	Number of Purchased Shares	Per Share Purchase Price (US$)	Purchase Price (US$)
IP TSZ YING	2,500	535	1,337,500
TIN SZE WAI	2,500	535	1,337,500
TAM TAK SENG	2,499	535	1,336,965
WONG KA KI	2,500	535	1,337,500
Total	9,999	/	5,349,465

Schedule 1

SCHEDULE 2
BANK ACCOUNT INFORMATION

Schedule 2

SCHEDULE 3
ADDRESSES FOR NOTICES

Schedule 3

EXHIBIT 1
FORM OF CLOSING CERTIFICATES

1.	Exhibit 1-1

CLOSING CERTIFICATE

____________

Reference is made to that certain Share Purchase Agreement dated as of ________ (the “SPA”) by and among the Buyer, the Sellers and the Company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the SPA.

The undersigned hereby certifies, on behalf of the Warrantors, that the conditions specified in Section 3.2 of the SPA have been fulfilled as of the date hereof.

TIN SZE WAI

Exhibit 1

2.	Exhibit 1-2

CLOSING CERTIFICATE

_________

Reference is made to that certain Share Purchase Agreement dated as of ________ (the “SPA”) by and among the Buyer, the Sellers and the Company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the SPA.

The undersigned hereby certifies that the conditions specified in Section 3.3 of the SPA have been fulfilled as of the date hereof.

Power Partner Capital Limited

By:
Name:
Title:	Authorized Representative

Exhibit 1